SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                            VEGA-ATLANTIC CORPORATION
                                 --------------
                                (Name of Issuer)

                       Common Stock -- par value $0.00001
                          ----------------------------
                         (Title of Class of Securities)

                                    922485206
                                  ------------
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.   922485206                             Page 2  of 7    Pages
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1       NAME OF REPORTING PERSON:           TriStar Financial
                                            Services, Inc.
        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON:                N/A
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     DEBT/ACCRUED INTEREST
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Washington
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                          7      SOLE VOTING POWER
                                 1,216,214 Shares of Common Stock
        NUMBER OF      --------------------------------------------------
        SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH        --------------------------------------------------
        REPORTING         9      SOLE DISPOSITIVE POWER
          PERSON                 1,216,214 Shares of Common Stock
           WITH
                       --------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,214 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                        [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.40%
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14      TYPE OF REPORTING PERSON                   CO
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

                                  SCHEDULE 13D

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CUSIP No.   922485206                             Page 3  of 7    Pages
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of
TriStar Financial Services, Inc., ("TriStar"), its sole officer and director, Marcus Johnson ("Johnson"), and its sole shareholder, Colonial Financial Group, Inc. ("Colonial") as the reporting persons hereunder, relative to the acquisition by TriStar of certain shares of common stock issued by Vega-Atlantic Corporation. Neither TriStar, Johnson nor Colonial have made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00001 par value, of Vega-Atlantic Corporation ("VGAA"). VGAA maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by TriStar Financial Services, Inc., a corporation organized under the laws of Washington, and its sole officer and director, Marcus Johnson. The principal business and principal office of TriStar is 435 Martin Street, Suite 2000, Blaine, Washington 98230. The principal business address of Johnson is 4507 Lakeway Drive, Bellingham, Washington 98226.

     Pursuant to General Instruction C of Schedule 13D, the executive officer/director of TriStar and the person controlling TriStar (collectively, the "Instruction C Persons") and the information specified in items (a) through
(f) of Item 2 with respect to each Instruction C Person, are as follows:

-------------------------------------------------------------------------
    Name                  Position with                Business Address
                             TriStar
-------------------------------------------------------------------------

Marcus Johnson            Director and President/      4507 Lakeway Drive
                          Secretary                    Bellingham, WA
                                                       98226

Colonial Financial        Sole Shareholder             Gubelstrasse 15
Group, Inc.                                            CH-6300 2.u.g.
                                                       Switzerland
-------------------------------------------------------------------------

     Marcus Johnson is the President/Secretary and a Director of TriStar. Colonial Financial Group, Inc. is the sole shareholder of TriStar. Marcus Johnson is the controlling person of TriStar. Johnson has the sole right to control the disposition of and vote the VGAA securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

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CUSIP No.   922485206                             Page 4  of 7    Pages
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     VGAA had incurred a debt inclusive of accrued interest in the aggregate amount of $36,486.42 to TriStar pursuant to prior advances made by Tri Star to VGAA. Therefore, VGAA and TriStar entered into a settlement agreement dated August 22, 2002 (the "TriStar Settlement Agreement"). Pursuant to the terms of the TriStar Settlement Agreement, (i) VGAA agreed to settle the $36,486.42 debt due and owing TriStar by the issuance of 1,216,214 shares of its restricted common stock at the rate of $0.03 per share (which is the average of the price of VGAA's common stock trading on the OTC Bulletin Board, which were sold from July 1, 2002 through August 22, 2002, discounted by 25%); and (ii) TriStar agreed to accept the issuance of the 1,216,214 shares of restricted common stock as settlement and full satisfaction of the aggregate debt due and owing it as of the date of the TriStar Settlement Agreement. A copy of the TriStar Settlement Agreement is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of the TriStar Settlement Agreement as follows:

     (i) VGAA and TriSTar entered into a settlement agreement dated August 22, 2002 whereby TriStar agreed to settle the debt in the amount of $36,486.42 owed to it by VGAA and accept the issuance of restricted common shares of VGAA at the rate of $0.03 per share as settlement for accrued interest on previous advances due and outstanding to TriSTar as of the date of the TriStar Settlement Agreement.

     Pursuant to the instructions for items (a) through (j) of Item 4, TriStar has plans as follows:

     (a) As set forth in Item 3 of this Schedule, TriSTar has acquired 1,216,214 shares of restricted common stock of VGAA. As set forth in
          Item 2 of this Schedule, Johnson is the President/Secretary and a Director of TriStar. Colonial is the sole shareholder of TriStar. TriStar and Johnson may consider the acquisition of additional securities of VGAA, the issuer, but have no present plans or proposals to do so.

     (b) TriStar and Johnson have no present plans or proposals to cause a merger or effect a liquidation or reorganization of VGAA or to enter into extraordinary corporate transactions.

     (c) TriStar and Johnson have no present plans or proposals to cause a sale or transfer of a material amount of assets of VGAA.

     (d) TriStar and Johnson plan to exercise the voting rights associated with ownership of shares of common stock of VGAA.

     (e) TriStar and Johnson have no present plans or proposals to cause a material change in the capitalization of VGAA.

     (f) TriStar and Johnson have no present plans or proposals to make any other material change to the business or corporate structure of VGAA.

     (g) TriStar and Johnson have no present plans or proposals to change VGAA's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of VGAA by any person.

     (h) TriStar and Johnson have no present plans or proposals to cause VGAA's common stock from not being quoted on the OTC Bulletin Board.

     (i) TriStar and Johnson have no present plans or proposal relating to a class of securities of VGAA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither TriStar nor Johnson have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

                                  SCHEDULE 13D

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CUSIP No.   922485206                             Page 5  of 7    Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on November 20, 2002, TriStar beneficially owned 1,216,214 shares (or approximately 5.40% of the outstanding shares) of VGAA's common stock as follows:

                  Holder                             Number of Shares

                  TriStar Financial Services, Inc.      1,216,214

                  Total                                 1,216,214

     (b) No Instruction C Person owns any other common or preferred shares of VGAA. Johnson has the sole power to vote or to direct the voting of the 1,216,214 common shares of VGAA held by TriStar.

     (c) As of August 22, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving VGAA equity securities, other than the acquisition by TriStar on August 22, 2002 of the 1,216,214 shares of common stock have been engaged in by TriStar or Johnson, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than TriStar and Johnson have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                                  SCHEDULE 13D

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CUSIP No.   922485206                             Page 6  of 7    Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated August 22, 2002 between Vega-Atlantic Corporation and TriStar Financial Services, Inc.

                                  SCHEDULE 13D

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CUSIP No.   922485206                             Page 7  of 7    Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TriStar Financial Services, Inc.

Date: November 22, 2002                     By:  /s/  Marcus Johnson
                                               --------------------------------
                                                      Marcus Johnson, President

                              SETTLEMENT AGREEMENT


     THIS SETTLEMENT AGREEMENT is entered into as of this 22rd day of August, 2002 by and between Vega-Atlantic Corporation, a Colorado corporation (the "Company") and Tri Star Financial Services, Inc. ("Tri Star").



                                    RECITALS:

     WHEREAS, the Company has incurred substantial monetary obligations concerning its business operations and associated contractual relations in the area of mineral, oil and gas acquisition, exploration and management;


     WHEREAS, Tri Star has made monetary advances to the Company in the aggregate amount of $36,486.42 in order to assist the Company in financing its contractual debts and ongoing business expenses;

     WHEREAS, the Company has incurred an aggregate of $36,486.42 to Tri Star relating to such amounts advanced by Tri Star and accrued interest thereon (the "Debt");

     WHEREAS, the Company and Tri Star have settled their differences regarding the Debt and wish to set forth their settlement agreement;

     WHEREAS, the Company desires to settle the Debt by issuing shares of its restricted common stock, par value $0.0001 (the "Common Stock") at the rate of $0.03 per share (which amount is based upon the average of the price of the Company's shares of Common Stock trading on the OTC Bulletin Board, which were sold from July 1, 2002 through August 22, 2002, discounted by 25%); and

     WHEREAS, Tri Star desires to convert the Debt and accept the issuance of 1,216,214 shares of restricted Common Stock of the Company as full and complete satisfaction of the Debt;

     WHEREAS, the Company and Tri Star desire to release one another from any and all further liability as related to the aforesaid Debt.

     NOW, THEREFORE, in consideration of the aforesaid recitals and mutual promises contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:


                                    AGREEMENT

     1. The Company agrees to issue to Tri Star 1,216,214 shares of its restricted Common Stock, at $0.03 per share, as of August 22, 2002, as full and complete satisfaction and payment of the Debt.

     2. Tri Star agrees to accept the issuance of 1,216,214 shares of the restricted Common Stock of the Company as full and complete satisfaction and payment of the Debt.

     3. The Company and Tri Star shall agree to release each other and forever discharge any and all claims, manner of actions, whether at law or in equity suits, judgments, debts, liens, liabilities, demands, damages, losses, sums of money, expenses or disputes, known or unknown, fixed or contingent, which it now has or may have hereafter, directly or indirectly, individually or in any capacity against each other, their successors and assigns, as well as its present or former owners, directors, officers, stockholders, employees, agents, heirs, by reason of any act, omission, matter, cause, or thing whatsoever, from the beginning of time to, and including the date of the execution of this Agreement, relating to the aforesaid Debt.

     4. Tri Star acknowledges that the issuance of the 1,216,214 shares of restricted Common Stock (i) has not been registered under the Securities Act of 1933, as amended (the "1933 Securities Act"); (ii) is in reliance on the exemption provided by Section 4(2) of the 1933 Securities Act, (iii) are being acquired solely for Tri Star's own account without any present intention for resale or distribution, (iv) will not be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration, unless the shares of Common Stock are registered under the 1933 Securities Act and under any applicable state securities law or an opinion of counsel satisfactory to the Company is delivered to the Company to the effect that any proposed distribution of the shares of Common Stock will not violate the registration requirements of the 1933 Securities Act and any applicable state securities laws, and (v) that Tri Star understands the economic risk of an investment in the Common Stock and has had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of the Common Stock.

     4. This Settlement Agreement shall be effective as of August 22, 2002 and shall be binding upon and insure to the benefit of the parties hereto and their respective successors.


                                            Vega-Atlantic Corporation



Date:                                       By:  /s/
     --------------                            --------------------------------
                                                      Grant Atkins, President




                                            Tri Star Financial Services, Inc.



Date:                                       By:  /s/
     --------------                            --------------------------------
                                                      Marcus Johnson, President